                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 5

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to      / / Form 3 Holdings Reported
    Section 16. Form 4 or Form 5 obligations    / / Form 4 Transactions Reported
    may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Scoroposki  James    R.

   (Last)      (First)  (Middle)

   One Acclaim Plaza

   (Street)

   Glen Cove  New York  11542

   (City)     (State)   (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Acclaim Entertainment, Inc. (AKLM)

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

   August 31, 1998

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

       Senior Executive Vice President; Secretary; Treasurer

7. Individual or Joint/Group Reporting (check applicable line)
   /X/ Form Filed by One Reporting Person
   / / Form Filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                                                            Bene-
                                                                                            ficially
                                                          4. Securities Acquired (A)        Owned at  6. Ownership
                               2. Trans-                     or Disposed of (D)             end of       Form:
                                  action                     (Instr. 3, 4 and 5)            Issuer's     Direct      7. Nature of
                                  Date     3. Trans-      -----------------------------     Fiscal       (D) or         Indirect
                                  (Month/     action                    (A)                 Year         Indirect       Beneficial
1. Title of Security              Day/        Code           Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)       (Instr. 8)                (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  -------------  ------------  ---  ----------  -----------  -------------  ---------------










Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action                     Acquired (A) or             (Month/Day/Year)
                                             Price of     Date                       Disposed of (D)          ----------------------
                                             Deriv-       (Month/  4. Transac-       (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/        tion Code   --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)       (Instr. 8)      (A)           (D)       able        Date
----------------------------------------  -----------  ----------  -------------  ------------  ------------  ----------  ----------

Options (rights to buy)                   $4.0625       09/19/97     A(1)            400,000                   (1)         09/18/07

Options (rights to buy)                   $17.00        09/19/97     D(2)                        150,000       (2)         08/14/04

Options (rights to buy)                   $13.75        09/19/97     D(3)                        150,000       (3)         04/30/98

Options (rights to buy)                   $4.125        01/09/98     A(4)            150,000                   (4)         01/08/08

Options (rights to buy)                   $13.25        01/09/98     D(5)                        150,000       (5)         04/13/04


                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------

Options (rights to buy)                 (1)                  400,000                      400,000            D

Options (rights to buy)                 (2)                  150,000                         0               D

Options (rights to buy)                 (3)                  150,000                         0               D

Options (rights to buy)                 (4)                  150,000                      150,000            D

Options (rights to buy)                 (5)                  150,000                         0               D




Explanation of Responses:
(1) This option represents the right to buy 400,000 shares of common stock under the registrant's 1988 Stock Option Plan. The option becomes exercisable in thirds on the first, second and third anniversaries, respectively, of the date of grant. Of the 400,000 options granted, 300,000 options were granted in lieu of, and subject to cancellation by the reporting person of, previously granted options. See footnotes (2) and (3).

(2) This option represented the right to buy 150,000 shares of common stock under the registrant's 1988 Stock Option Plan. The option vested in three equal installments on August 14, 1995, August 14, 1996 and August 14, 1997.

(3) This option represented the right to buy 150,000 shares of common stock under the registrant's 1988 Stock Option Plan. The option vested in three equal intallments on April 30, 1996, April 30, 1997 and April 30, 1998.

(4) This option represents the right to buy 150,000 shares of common stock under the registrant's 1988 Stock Option Plan. The option becomes exercisable in thirds on the first, second and third anniversaries, respectively, of the date of grant. The options were granted in lieu of, and subject to cancellation by the reporting person of, previously granted options. See footnote (5).

(5) This option represented the right to buy 150,000 shares of common stock under the registrant's 1988 Stock Option Plan. The option vested in three equal installments on April 13, 1995, April 13, 1996 and April 13, 1997.

/s/ James R. Scoroposki                         October 1, 1998
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date
        James R. Scoroposki

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).